East Stone Acquisition Corporation

25 Mall Road, Suite 330

Burlington, MA 01803

February 5, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attn: Anuja A. Majmudar

Re:	East Stone Acquisition Corporation

Registration Statement on Form S-1

Filed January 17, 2020

File No. 333-235949

Dear Ms. Majmudar:

East Stone Acquisition Corporation (the “Company”, “we”, “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 27, 2020, regarding the Company’s Registration Statement on Form S-1 previously filed with the Commission on January 17, 2020 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No.1 to the Registration Statement on Form S-1/A (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Registration Statement on Form S-1

Summary

General, page 2

1.	We note you disclose that your business strategy is to utilize your management team’s past to identify and complete your initial business combination. However, you also disclose that you will engage I-Bankers to introduce you to potential investors that are interested in purchasing your securities in connection with your initial business combination. Please clarify whether I-Bankers will assist you in identifying and evaluating possible acquisition candidates pursuant to the Business Combination Marketing Agreement and file the agreement as an exhibit. See Item 601(b)(10)(ii)(A) of Regulation S-K.

In response to the Staff’s comment, we have filed a form of the Business Combination Marketing Agreement as Exhibit 1.2 to the Amended Registration Statement. Pursuant to the Business Combination Marketing Agreement, the scope of services provided by I-Bankers is limited to introducing potential investors and does not include identifying and evaluating possible acquisition candidates. In response to the Staff’s comment, we have revised the disclosure on page 140 of the Amended Registration Statement to clarify this point.

Exhibits

2.	Please revise Exhibit 5.2 to reflect that the company is registering 11,500,000 million units rather than 115,000,000 million units.

In response to the Staff’s comment, we have filed a revised opinion as Exhibit 1.2 to the Amended Registration Statement to reflect that the Company is registering 11,500,000 units.

3.	We note that the form of warrant agreement filed as Exhibit 4.5 and the form of rights agreement filed as Exhibit 4.6 provide that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, "which jurisdiction shall be exclusive." If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement and rights agreement states this clearly.

In response to the Staff’s comment, we have revised Section 9.3 of the Warrant Agreement (Exhibit 4.5) and Section 7.3 of the Rights Agreement (Exhibit 4.6) to provide that New York Courts have jurisdiction, but not exclusive jurisdiction, over any action, proceeding or claim arising out of the agreement). The Company has also revised the respective provisions in the Warrant Agreement and Rights Agreement to clarify that such provisions do not limit or restrict the federal district court in which a warrant or rights holder may bring a claim under the Securities Act or the federal or state court in which a warrant or rights holder may bring a claim under the Exchange Act.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Jessica Yuan at jyuan@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Xiaoma (Sherman) Lu
Xiaoma (Sherman) Lu, Chief Executive Officer East Stone Acquisition Corporation

cc:	Ellenoff Grossman & Schole LLP